STARGUIDE GROUP, INC.

275 Jatwada, Dasna Gate near Old Bus Stand

Ghaziabad, Uttar Pradesh, India 201002

Tel: (702) 996-6002

July 14, 2020

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
www.sec.gov

Re: Starguide Group, Inc.

Registration Statement on Form S-1

Filed April 15, 2020

File No. 333-237681

Dear Mr. Scott Anderegg,

We received your letter dated May 11, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 2020. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1 filed April 15, 2020

General Information About our Company, page 5

1. You state here that you have been engaged in negotiation of supply and distribution contracts. If so, please revise your disclosure about your Business to explain the terms of these contracts and the identity of such supplier(s), consistent with Item 101(h)(4)(v) of Regulation S-K.

Response:  We have revised our disclosure about our Business to explain the terms of the signed Product Sales and Distribution Agreement and the identity of the supplier.

Description of Our Business, page 13

2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Response:  We do not believe that Starguide Group, Inc. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Starguide Group, Inc. can be classified as having “no or nominal operations”.  We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business in the distribution of Indian traditional art and crafts. From inception, Starguide Group, Inc. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Starguide Group, Inc. has signed the Product Sales and Distribution Agreement with the supplier. Also, our business activities were significantly scaled back due to the outbreak of the coronavirus disease (COVID-19) and orders to cease traveling and to stay in their home.

While our assets and operations are not yet large in size, they are more than “nominal”. The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

3. We note that you are planning to export Indian traditional art and crafts. Please expand your business description to include the regulation of the export of Indian art and crafts products. For example, please disclose, if applicable, whether you will have to obtain an Import Export Code and an export license. You should also discuss, if applicable, whether you have to register with the Indian Chamber of Commerce in order to identify your products as Indian. These are only examples, your discussion should cover the cost and how long it will take to obtain all approvals and licenses that are applicable to your business. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Response:  We have expanded our business description to include the regulation of the export of Indian art and crafts products.

Election under Section 107(b) of the JOBS Act, page 16

4. According to your disclosure here, you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. In addition, please revise your registration statement cover page to clearly mark the box indication that you have elected the transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act.

Response:  We have provided a risk factor in accordance with the comments of the commission. Because we have elected the transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act, we do not mark the box indication that the registrant has elected NOT to use the extended transition period.

Exhibits

5. Please file all required exhibits, such as the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response:  We have filed our counsel’s legal opinion and consent as an exhibit.

Thank you.

Sincerely,

/S/ Vicky Sharma

Vicky Sharma, President